NO AC

PC
1-21-09

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038785

Received SEC

MAR 23 2009

Washington, DC 20549

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

James Earl Parsons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2009

Dear Mr. Parsons:

This is in response to your letter dated January 21, 2009 concerning the shareholder proposal submitted to ExxonMobil by Tracy Burt. We also have received a letter on the proponent's behalf dated March 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

March 23, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2009

The proposal requests that ExxonMobil prepare a report, updated semi-annually, disclosing its policies for political contributions and its monetary and non-monetary political contributions, including the portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that would not be deductible by ExxonMobil under section 162(e)(1)(B) of the Internal Revenue Code if ExxonMobil had made the payment directly.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Philip Rothenberg
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

March 11, 2009

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam,

By letter dated January 21, 2009 (the "No-Action Request"), Exxon Mobil Corporation ("Exxon Mobil" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if Exxon Mobil omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by As You Sow on behalf of Ms. Tracy Burt.

The Proposal requests that Exxon Mobil provide a report (the "Report"), updated semiannually, disclosing (a) Exxon Mobil's policies and procedures for political contributions and expenditures (direct and indirect) made with corporate funds and (b) monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to (i) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities operating under 26 USC section 527 and (ii) any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The Proposal urges that the Report disclose the funds used for political purposes as described above as well as identify all persons who participated in decisions to make each contribution or expenditure. The Proposal recommends that the Report be presented to the audit committee of Exxon Mobil's board of directors or other relevant oversight committee, and that it be posted on the Company's web site.

Exxon Mobil claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal by disclosing certain information regarding the Company's political activity. As discussed more fully below, these measures do not substantially implement the Proposal because key elements of the Proposal have not been adopted. Accordingly, Exxon Mobil's request for relief should be denied.

<u>Exxon Mobil's Current Policies and Practices Differ in Important Ways from the Actions Sought in the Proposal</u>

The Proposal asks Exxon Mobil to provide a report on several types of data related to corporate political activity. The Proposal seeks disclosure on Exxon Mobil's policies and procedures on political contributions and expenditures made with corporate funds. The Proposal also asks Exxon Mobil to provide more specific data on monetary and non-monetary contributions and expenditures that are not deductible under section 162(e)(1)(B) of the Internal Revenue Code (the "Code"), including but not limited to (i) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Code and (ii) any portion of payments made to any tax exempt organization that is used for an expenditure or contribution which if made directly by Exxon Mobil would not be deductible under section 162(e)(1)(B) of the Code.

The language in subsection (ii) above is intended to capture payments to trade associations used for political purposes. Trade associations include more general business-oriented groups such as the U.S. Chamber of Commerce and The Business Roundtable as well as industry-focused associations. Trade associations have become major forces in the political arena, working to affect public policy and the outcomes of political races, at times through the use of purportedly grassroots political front groups. See, e.g. Jim VendeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24; Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.

Exxon Mobil's policy and the company's report deal only minimally with payments to trade associations. Importantly, the report does not disclose payments to trade associations that are used for political activity other than lobbying; such activities can include broadcast and print advertising and direct mail campaigns.

For example, the U.S. Chamber of Commerce[1] mounted a major effort in the 2008 election cycle, vowing to spend over $60 million dollars and oppose anti-business candidates by "'build[ing] a grass-roots business organization so strong that when it bites you in the butt, you bleed.'" Tom Hamburger, "Chamber of Commerce Vows to Punish Anti-Business Candidates," Los Angeles Times, Jan. 8, 2008 (quoting Chamber of Commerce President Tom Donohue). Part of that effort was a $35 million advertising campaign to assist mainly Republican Senate candidates, in part by finding a front group called the Coalition for a Democratic Workplace, which underwrote advertisements supporting Minnesota Republican Norm Coleman. Jonathan D. Salant & Timothy J. Burger, "U.S. Chamber Focuses on Congress, Bows Out of Presidential Race," Bloomberg News, Nov. 1, 2008.

Payments that go to support activities such as these are not disclosed under Exxon Mobil's current policy and in the company's report, leaving a significant gap between the actions requested in the Proposal and the measures implemented by Exxon Mobil.

---

[1] Because the U.S. Chamber of Commerce does not disclose its membership, and because Exxon Mobil does not identify recipients of trade association payments or payments made for non-lobbying purposes, it is not possible to know whether Exxon Mobil is a member of the Chamber.

Moreover, Exxon Mobil's disclosure even of payments to trade associations used for lobbying and political purposes falls short of the disclosure sought in the Proposal. The Proposal asks that payments be itemized by association and that the person or persons who participated in the decision to make the payment be identified. Exxon Mobil's disclosure does neither of these things.

Although Exxon Mobil argues that the Proposal does not require that payments to trade associations be itemized by association, see No-Action Request at 4 (see unnumbered footnote), the use of the term "accounting" in subsection 2(a) of the Proposal clearly conveys that the Proposal contemplates transaction-by-transaction reporting, as does the request that the person or persons who decided to make the payment be identified. See Black's Law Dictionary ("accounting" first definition is "the process of recording transactions in the financial records of a business and periodically extracting, sorting, and summarizing the recorded transactions to produce a set of financial records"). Accordingly, Exxon Mobil cannot be said to have substantially implemented the Proposal.

*****

As You Sow is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact me on (415) 391-3212.

Very truly yours,

Conrad MacKerron
As You Sow Foundation

cc: James Earl Parsons
Fax # 972-444-1488

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving. Texas 75039-2298
972 444.1478 Telephone
972 444 1488 Facsimile

**James Earl Parsons**
Senior Counsel

**ExxonMobil**

January 21, 2009

**VIA E-mail**

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Political Contributions Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Tracy Burt and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

**Proposal has been substantially implemented.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In response to inquiries from our shareholders, including the proponent, ExxonMobil has over the past several years continued to expand the amount of information posted on our website regarding the company's political contributions. Most recently, the website has been updated to disclose the amount of our expenditures for trade associations and similar organizations to the extent that, as reported back to us by those entities, our contributions have been used for non-deductible lobbying or other political expenses. With the addition of this information, we believe our website -- which is updated annually in the first quarter of each year -- addresses each element of the shareholder proposal.

To demonstrate substantial implementation, set forth below is an item-by-item analysis of the proposal (proposal text in italics):

*"**Resolved**, that the shareholders of ExxonMobil hereby request that the Company provide a report, updated semi-annually, disclosing ExxonMobil's:*

1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.*

   ExxonMobil's policies and procedures for political contributions and expenditures with corporate funds are set forth here on our political contributions homepage:

   http://www.exxonmobil.com/Corporate/about_issues_political.aspx

   and in the linked Exxon Mobil Corporation Political Activities Policy:

   http://www.exxonmobil.com/Corporate/Files/Corporate/political_activities_guidelines.pdf

2. *Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 525 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution* [sic?] *if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. The report shall include the following:*

a. *An accounting of ExxonMobil's funds that are used for political contributions or expenditures as described above;*

ExxonMobil's political contributions homepage at

http://www.exxonmobil.com/Corporate/about_issues_political.aspx

accounts for ExxonMobil's non-deductible political contributions and expenditures. Included are:

- Corporate Contributions to National Political Organizations for 2004-2007;
- Summary of 2004-2007 State Corporate Political Contributions;
- Itemized listing of 2007 State Corporate Political Contributions, available for download;
- Itemized listing of 2006 State Corporate Political Contributions, available for download;
- Summary of Employee Funded PAC Contributions for 2004-2007;
- Link to Federal Election Commission website, where a detailed schedule of ExxonMobil PAC contributions can be accessed; and
- Disclosure of 2007 lobbying expenses under Internal Revenue Code Section 162(e), including expenses associated with the cost of employee lobbying (Federal and State), as well as those portions of payments to trade associations, coalitions, and think tanks that are spent on lobbying.

b. *Identification of the person or persons in our company who participated in decisions to make the political contribution or expenditure; and*

As disclosed in ExxonMobil's posted Political Activities Policy, political contributions are approved by or under authority of the Chairman and reviewed annually with the Board of Directors.

c. *The internal guidelines or policies, if any, governing the company's political contributions and expenditures.*

As previously noted, ExxonMobil's guidelines and policies governing political contributions and expenditures are contained here:

http://www.exxonmobil.com/Corporate/about_issues_political.aspx

and here:

http://www.exxonmobil.com/Corporate/Files/Corporate/political_activities_guidelines.pdf

> *The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.*

> As noted on our political contributions homepage and in the Political Activities Policy, political contributions are reviewed at least annually with the full Board of Directors. The website will be updated in the first quarter of 2009 to include information for 2008.

As the Supporting Statement indicates, the primary item of disclosure which the proponent has previously found to be lacking from our website is disclosure of trade association contributions used for political purposes. Total lobbying expenses -- including the non-deductible portions of trade association dues -- have now been added to our website. Thus we believe the proposal has now been substantially implemented and may be omitted from our proxy material under Rule 14a-8(i)(10).*

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:
Ms. Tracy Burt

***FISMA & OMB Memorandum M-07-16***

Mr. Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

---

* In a telephone conversation, the proponent indicated that the proposal would not be withdrawn unless ExxonMobil posted an itemized breakdown of trade association contributions, listing the name and amount given for each individual association. However, the proposal itself does not request this level of detail.

EXHIBIT 1

# As You Sow

A Foundation Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date 12-10-08

To/Fax
**David Rosenthal**
**Corporate Secretary**
**ExxonMobil**

From **Conrad MacKerron**

Total pages being transmitted, including cover page 5



Could you please confirm receipt of this letter via phone at 415-391-3212, ext. 31, or email at mack@asyousow.org.

Thank you.

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

SHAREHOLDER PROPOSAL

DEC 10 2008

NO. OF SHARES________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

December 10, 2008

Via fax - 972-444-1505

David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Ms. Tracy Burt, a shareholder of Exxon Mobil stock. We are concerned about disclosure of political contributions made by the company.

We sincerely appreciate that after dialogue with the company it agreed last year to disclose political contributions made with corporate funds. However, we remain concerned because the company has not agreed to a portion of the proposal filed last year requesting that it also disclose payments made to trade associations used for political activities.

We think the company should disclose information about its contributions to trade associations who often take political stands on key issues relevant to the company. A significant number of shareholders agree with us. Our proposal received the support of more than 27% of shares voted earlier this year. We look forward to continuing our dialogue on the trade association issue and hope we can reach an agreement so that a proposal need not appear on the proxy for 2009. However, to protect our rights and encourage action on our remaining concerns, we are filing a proposal.

We are submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authorization to act for Ms. Burt are attached. The shareholder will continue to hold the shares through the 2009 stockholder meeting. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

Please contact me if you would like to discuss this filing.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

## Shareholder Proposal -- Corporate Political Contributions

**Resolved**, that the shareholders of ExxonMobil hereby request that the Company provide a report, updated semi-annually, disclosing ExxonMobil's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of ExxonMobil's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in our company who participated in decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing the company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

**Supporting Statement**

As long-term shareholders of ExxonMobil, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to our company and its shareholders.

ExxonMobil contributed at least $470,000 and possibly more in corporate funds since the 2002 election cycle. (http://www.politicalaccountability.net/content.asp?contentid=418) However, its payments to trade associations used for political activities are undisclosed and unknown.

Trade Associations engage in political activities that may adversely impact the long-term interests of the company and its shareholders and the company's reputation. A critical issue is global warming which can have serious consequences for our company. For example, ExxonMobil is a member of the National Association of Manufacturers, which continues to take an outspoken position denying the existence of scientific consensus on global warming and opposing government action. Without disclosure, it is impossible for shareholders to know about payments to trade associations and how they are used by associations for political activities, including those opposing government action on global warming.

Relying on publicly available data does not provide a complete picture of political expenditures. ExxonMobil's Board and shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Dec. 8, 2008

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I authorize As You Sow to file a shareholder resolution on my behalf at ExxonMobil requesting the disclosure its political contributions and related policies and procedures for political contributions and expenditures made with corporate funds.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of this shareholder resolution. I understand my name may appear on the corporation's proxy statement as a filer of the aforementioned resolution.

I am the beneficial owner of at least $2,000 worth of ExxonMobil stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2009.

Sincerely,

Tracy Burt

Tracy Burt

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

December 9, 2008

To Whom It May Concern,

This letter is to confirm that Tracy Burt is the beneficial owner of at least $2000 worth of ExxonMobil stock. These shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Maryann Simpson

Maryann Simpson
First Vice President - Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039

**David S. Rosenthal**
Vice President. Investor Relations
and Secretary

ExxonMobil

December 11, 2008

**VIA UPS – OVERNIGHT DELIVERY**

Mr. Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

This will acknowledge receipt of the proposal concerning a political contributions report, which you have submitted on behalf of Tracy Burt (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. By copy of a letter from RBC Wealth Management, share ownership has been verified.

You should note that, if the Proponent's proposal is not withdrawn or excluded, the Proponent or her representative, who is qualified under New Jersey law to present the proposal on her behalf, must attend the annual meeting in person to present the proposal.

If the Proponent intends for a representative to present her proposal, she must provide documentation signed by her that specifically identifies her intended representative by name and specifically authorizes the representative to present the shareholder proposal on her behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Her authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on her behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming the Proponent's designation to act as lead filer and granting her authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both her interest and ours. Without clear documentation from all co-filers confirming and delineating her authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

[signature]